April 27, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Kansas City Life Variable Annuity Separate Account -- File No. 333-165116

Commissioners:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Annuity Separate Account (the “Account”), we have attached for filing Pre-Effective Amendment No. 1 to the Account’s Registration Statement on Form N-4 (the “Pre-Effective Amendment”) for certain individual single premium variable annuity contracts.  The Pre-Effective Amendment is being filed to respond to staff comments on the initial Registration Statement, to include current financial statements, and to update certain other information.

Requests from the Account and Sunset Financial Services, Inc. that the effective date of the Registration Statement be accelerated to April 30, 2010 or as soon as reasonably practicable thereafter also are enclosed.

If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Pamela Ellis at (202) 383-0566.

        Sincerely,

                               /s/ W. Thomas Conner

                               W. Thomas Conner
Enclosures
cc:           Michelle Roberts, Esq.
Marc Bensing
Pamela Ellis, Esq.